Bill is co-founder and Chief Executive Officer of The Pachamama Alliance, a 501c3 organization, which offers programs to support personal and collective transformation as a catalyst to bringing forth an environmentally sustainable, spiritually fulfilling, and socially just human presence on this planet. Its Awakening the Dreamer Symposium, a half-day transformative, educational, awakening workshop, has been held in 82 countries worldwide through more than 4,500 volunteers with over 125,000 attendees. Bill has an extensive background in business, having worked in the management consulting business and then in the equipment leasing and financial services industries since 1970. He was the senior vice-president for financial services for Comdisco, a New York Stock Exchange company, and served on its Board of Directors from 1980 to 1990. He is the former President of Champion Securities Company, an NASD registered broker-dealer that develops software and financial products for the investment industry. He is also a founding member of the executive committee of the Global Alliance for the Rights of Nature and has served on the Board of Directors of the Centro Economicos Derechos y Sociales in Ecuador, an NGO working on economic and social rights issues in the Andes countries in South America. Bill has been on on the board of Powur since 2015. More information about his charity work can be found here: https://www.pachamama.org/bill-twist